                                                                      EXHIBIT 12

                            FIRST DATA CORPORATION
                                COMPUTATION OF
                      RATIO OF EARNINGS TO FIXED CHARGES
                             (Dollars in millions)

                                           Three Months Ended                                Nine Months Ended
                                              September 30,                                    September 30,
                                       --------------------------                      ---------------------------
                                         1998               1997                           1998               1997
                                         ----               ----                           ----               ----
Earnings:
     Income before income              $275.9              $303.2                        $553.6 (1)           $552.7 (2)
      taxes
     Interest expense                    25.5                29.7                          80.3                 85.3
     Other adjustments                   10.1                11.9                          32.5                 39.8
                                       ------              ------                        ------             --------

Total earnings (a)                     $311.5              $344.8                        $666.4               $677.8
                                       ======              ======                        ======               ======

Fixed charges:
     Interest expense                  $ 25.5              $ 29.7                        $ 80.3               $ 85.3
     Other adjustments                   10.1                11.9                          32.5                 39.8
                                       ------              ------                        ------              -------

Total fixed charges (b)                $ 35.6              $ 41.6                        $112.8               $125.1
                                       ======              ======                        ======               ======

Ratio of earnings to
     fixed charges (a/b)                 8.75                8.29                         5.91                 5.42
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(1)  Includes provision for loss on contract and impairment charges totaling
     $164.1 million.  The pro forma ratio of earnings to fixed charges without these charges would have been 7.36.
(2)  Includes restructuring, net loss on business divestitures and impairment charges of $211.6 million.  The pro forma ratio of earnings to fixed charges without these charges would have been 7.11.

For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest on debt, amortization of deferred financing costs and a portion of rentals determined to be representative of interest. Earnings consist of income before income taxes plus fixed charges.